UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2008

Commission File Number: 000-51053

THE9 LIMITED

Building No. 3, 690 Bibo Road

Zhangjiang Hi-tech Park, Pudong New Area

Shanghai 201203, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-     N/A

THE9 LIMITED

Form 6-K

Page
Signature	3
Exhibit 99.1	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE9 LIMITED

By:	/s/ Jun Zhu
Name:	Jun Zhu
Title:	Chairman and Chief Executive Officer

Date: November 20, 2008

Exhibit 99.1

The9 Limited Announces Third Quarter 2008 Unaudited Financial Results

Shanghai, China, Nov. 17, 2008—The9 Limited (Nasdaq: NCTY) (“The9”), a leading online game operator and developer in China, announced today its financial results for the third quarter ended September 30, 2008.

Financial Highlights for Third Quarter 2008:

—Total net revenues increased 29.3% year-over-year and decreased 10.2% quarter-over-quarter to RMB408.4 million (US$60.2 million).

—Net income for the third quarter of 2008 was RMB98.4 million (US$14.5 million), representing an increase of 157.6% from RMB38.2 million (US$5.6 million) in the third quarter of 2007 and a decrease of 15.1% from RMB115.9 million (US$17.1 million) in the second quarter of 2008.

—Non-GAAP adjusted net income was RMB177.3 million (US$26.1 million) in the third quarter of 2008, a 32.1% year-over-year increase from RMB134.2 million (US$19.8million) in the same period last year, and a 11.1% quarter-over-quarter decrease from RMB199.4 (US$29.4 million) in the second quarter of 2008.

—Fully diluted earning per share rose to RMB3.56 (US$0.52) from RMB1.29 (US$0.19) in the same period last year, and declined from RMB4.19 (US$0.62) in last quarter

“The third quarter results demonstrate that The9’s operational execution continues to strengthen, resulting in sustained popularity of our games despite the seasonal impacts we experienced in the third quarter,,” said Jun Zhu, Chairman and Chief Executive Officer of The9 Limited.

“As we prepare for the launch of Wrath of the Lich King™, Blizzard Entertainment®’s second World of Warcraft® expansion, in China, we see anticipation of the game continue to mount and expect increasing number of new players to sign up for subscription. We’re also working with our other developer partners to launch new games, including FIFA Online 2, Audition 2 and Atlantica. And we are proud of our efforts in in-house game development with five games underway,” Mr. Zhu continued. “Among them, Warriors of Fate Online has started close-beta test in Nantong City and we have received very positive feedback from players. We believe by focusing on our core strength of operational excellence and developing proprietary games, we will continue to solidify our leading position in the Chinese gaming market.”

*	Wrath of the Lich King™, Blizzard Entertainment®, and World of Warcraft® are trademarks or registered trademarks of Blizzard Entertainment, Inc. in the U.S. and/or other countries.

Third Quarter 2008 Unaudited Financial Results

Revenues

For the third quarter of 2008, The9 reported total gross revenues of RMB431.1 million (US$63.5 million), which increased 29.3% as compared to total gross revenues of RMB333.3 million (US$49.1 million) in the third quarter of 2007 and represented a 10.2% decrease from RMB480.3 million (US$70.7 million) in the second quarter of 2008. Total net revenues for the third quarter of 2008 were RMB408.4 million (US$60.2 million), a 29.3% increase as compared to RMB316.0 million (US$46.5 million) for the same period in 2007, but a 10.2% decrease from RMB455.1 million (US$67.0 million) in the second quarter of 2008.

Online game services gross revenues for the third quarter of 2008 were RMB429.3 million (US$63.2 million), which included revenue recognized from long-outstanding unused online points and CD-Key of RMB13.6 million (US$2.0 million), compared to RMB6.6 million (US$1.0 million) in the second quarter of 2008. Online game service gross revenues showed a 33.5% increase from RMB321.7 million (US$47.4 million) in the third quarter of 2007 and a 10.4% decrease from RMB479.1 million (US$70.6 million) in the second quarter of 2008.

In the third quarter of 2008, net revenues attributable to the operations of subscription-based game, which included revenues from game playing time, merchandise and installation package sales, increased by 34% year-over-year and decreased by 10% quarter-over-quarter to RMB373.7 million (US$55.0 million). Net revenues attributable to the operations of item-sales based games, which included revenues from in-game item sales and installation package sales, increased by 4% year-over-year and decreased by 12% quarter-over-quarter to RMB33.3 million (US$4.9 million). The strong year-over-year growth was mainly contributed by the higher concurrent user levels, despite the seasonal effect which led to a decrease in quarter-over-quarter revenue. Schools’ regular summer break tends to create seasonal downward pressure for our online games when students disperse and could hardly play synchronously in the form of guilds. Beijing Olympic Games held in this summer created another center of attention for typical online game players, which increased the seasonable effect in this quarter.

Gross Profit

Gross profit for the third quarter of 2008 increased 36.8% year-over-year from RMB132.2 million (US$19.5 million) and decreased 15.5% quarter-over-quarter from RMB214.0 million (US$31.5 million) to RMB180.9 million (US$26.6 million). Since certain components of cost of services, such as server depreciation and internet data center rental expense, do not change in proportion to the lower sales levels, gross margin for the third quarter of 2008 was lower sequentially as revenues decreased quarter-over-quarter. Gross margin was 44.3% in the third quarter of 2008, up from 41.8% in the third quarter of 2007 and down from 47.0% in the second quarter of 2008.

Operating Expenses

For the third quarter of 2008, operating expenses were RMB103.0 million (US$15.2 million), remaining stable compared to RMB100.3 million (US$14.8 million) in the previous quarter and representing an increase of 16.4% from RMB88.5 million (US$13.0 million) in the same period last year. The relative stable level in operating expenses compared with the previous quarter was the net result of increased product development expenses due to the growth of our proprietary game development team and cost saving on sales and marketing expenses and general and administrative expenses.

For the third quarter of 2008, non-cash share-based compensation was RMB12.2 million (US$1.8 million), compared to RMB17.2 million (US$2.5 million) in the third quarter of 2007 and RMB12.1 million (US$1.8 million) in the second quarter of 2008. Share-based compensation expenses included in cost of services, product development, sales and marketing, and general and administrative expenses were RMB0.08 million (US$0.01 million), RMB0.2 million (US$0.02 million), RMB0.3 million (US$0.06 million), and RMB11.6 million (US$1.7 million) respectively, for the third quarter of 2008.

Other (Expenses) Income

Other income for the third quarter of 2008 was RMB11.2 million (US$1.7 million) compared to other expenses of RMB16.1 million (US$2.4 million) in the same period of 2007 and other expense of RMB4.7 million (US$0.7 million) in the second quarter of 2008. Other income for the third quarter mainly included a one-off government subsidy to support our in-house game development amounting to RMB12.0 million (US$1.8 million). The difference compared to the second quarter of 2008 was primarily due to the net effect of increased government subsidy of RMB8.2 million (US$1.2 million), decrease in foreign exchange loss by RMB4.5 million (US$0.7 million), and decrease in donation expense by RMB3.0 million (US$0.4 million).

Income Tax Expense

Income tax expense for the third quarter of 2008 was RMB6.4 million (US$0.9 million) as compared to income tax expenses of RMB6.8 million (US$1.0 million) in the third quarter of 2007 and income tax expense of RMB7.0 million (US$1.0 million) in the second quarter of 2008. There has been no significant change in effective tax rate on quarter-over-quarter basis.

Net Income

Net income for the third quarter of 2008 increased 157.6% from RMB38.2 million (US$5.6 million) in the third quarter of 2007, and decreased 15.1% from RMB115.9 million (US$17.1 million) in the second quarter of 2008, to RMB98.4 million (US$14.5 million). The change in net income was a result of the cumulative effect of the foregoing factors.

Fully diluted earnings per share and per ADS for the third quarter of 2008 was RMB3.56 (US$0.52), compared to RMB1.29 (US$0.19) in the third quarter of 2007 and RMB4.19 (US$0.62) in the second quarter of 2008.

Non-GAAP adjusted net income is defined as earnings before depreciation of property, equipment and software, amortization of land use right and intangibles, share-based compensation, foreign exchange loss and income tax expenses/benefits, as applicable. For the third quarter of 2008, non-GAAP adjusted net income was RMB177.3 million (US$26.1 million) compared to non-GAAP adjusted net income of RMB134.2 million (US$19.8 million) for the same period of last year and RMB199.4 million (US$29.4 million) in the previous quarter.

For the third quarter of 2008, fully diluted non-GAAP adjusted net income per share was RMB6.41 (US$0.94) compared to RMB4.53 (US$0.67) for the third quarter of 2007 and RMB7.20 (US$1.06) in the second quarter of 2008.

Cash and Cash Equivalents and Short Term Investment

As of September 30, 2008, the Company’s total cash and cash equivalents and short term investment were RMB2.24 billion (US$329.5 million), which increased as compared to RMB2.07 billion (US$305.1 million) as of June 30, 2008 primarily due to the cash receipts from sales of prepaid game points.

The conversion of Renminbi (RMB) into U.S. dollars (US$) in this press release is based on the noon buying rate in The City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York as of September 30, 2008 (the last business day of third quarter of 2008), which was RMB6.7899 to US$1.00. The percentages stated in this press release are calculated based on the RMB amounts.

Use of Non-GAAP Measure

To supplement the consolidated financial statements presented in accordance with accounting principles generally accepted in the United States (“GAAP”), The9 uses the non-GAAP measure of non-GAAP adjusted net income, which is adjusted from the most directly comparable financial measures calculated and presented in accordance with GAAP to exclude certain expenses. The non-GAAP financial measure is provided to enhance investors’ overall understanding of the Company’s operating performance.

Non-GAAP adjusted net income is defined as earnings before depreciation of property, equipment and software, amortization of land use right and intangibles, share-based compensation, foreign exchange loss and income tax expenses/benefits, as applicable. The use of non-GAAP adjusted net income has certain limitations. Depreciation of property, equipment and software, amortization of land use right and intangibles and income tax expenses/benefits have been and will be incurred and are not reflected in the presentation of non-GAAP adjusted net income. Each of these items should also be considered in the overall evaluation of our results. Non-GAAP adjusted net income should not be considered as a measure of our liquidity. We compensate for these limitations by providing the relevant disclosure of our depreciation and amortization, and income tax expenses/benefits in our reconciliations to the GAAP financial measure, share-based compensation and income tax expenses/benefits in our reconciliations to the GAAP financial measure, which should be considered when evaluating our performance. Non-GAAP adjusted net income is not defined under GAAP, and our non-GAAP adjusted net income is not a measure of net income, operating income, or any operating performance measure that is calculated in accordance with GAAP. In addition, our non-GAAP adjusted net income may not be comparable to similarly titled measures utilized by other companies since such other companies may not calculate non-GAAP adjusted net income in the same manner as we do. For more information on this non-GAAP financial measure, please see the tables captioned “Reconciliation of GAAP to non-GAAP results” set forth at the end of this release.

Stock Repurchase Program

On September 12, 2008, The9 announced that its board of directors has authorized a buy-back of up to $50 million of its American Depositary Shares (“ADS”), which will be executed in the open market and be funded with existing cash reserves.

Conference Call/ Webcast Information

The9’s management team will host a conference call on webcast at 8:00 PM, U.S. Eastern Time on November 17 (9:00 AM on November 18, 2008 Beijing time). To listen to the conference call, please use the dial-in numbers below:

U.S. Toll Free Number +1-866-713-8566

International Dial-in Number +1-617-597-5325

Participant Passcode: 47107884

A telephone replay of the call with be available from 10:00 PM on December 17, 2008 to December 25, 2008. The dial-in details for the replay:

U.S. Toll Free Number +1-888-286-8010

International Dial-in Number +1-617-801-6888

Passcode: 57780422

The9 Limited will also provide a live webcast of the earnings call. Participants in the webcast should log onto the Company’s investor relation website www.corp.the9.com 15 minutes prior to the call, then click on the icon for “The9 Limited 3Q 2008 Earnings Conference Call” and follow the instructions.

About The9 Limited

The9 Limited is a leading online game operator and developer in China. The9’s business is primarily focused on operating and developing high-quality games for the Chinese online game market. The9 directly or through affiliates operates licensed MMORPGs, consisting of MU®, Blizzard Entertainment®’s World of Warcraft®, Soul of The Ultimate Nation™, Granado Espada, and its first proprietary MMORPG, Joyful Journey West™, in mainland China. It has also obtained exclusive licenses to operate additional MMORPGs and advanced casual games in mainland China, including Hellgate: London, Ragnarok Online 2, Emil Chronicle Online, Huxley™, EA SPORTS FIFA Online 2, Audition 2, Field of Honor and Atlantica. In addition, The9 is also developing various proprietary games, including Warriors of Fate Online™ and others.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this press release contain forward-looking statements. The9 may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on Forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about The9’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, The9’s limited operating history as an online game operator, political and economic policies of the Chinese government, the laws and regulations governing the online game industry, information disseminated over the Internet and Internet content providers in China, intensified government regulation of Internet cafes, The9’s ability to retain existing players and attract new players, license, develop or acquire additional online games that are appealing to users, anticipate and adapt to changing consumer preferences and respond to competitive market conditions, and other risks and uncertainties outlined in The9’s filings with the U.S. Securities and Exchange Commission, including its annual reports on Form 20-F. The9 does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For further information, please contact:

Mr. Richard Cai

Senior Manager, Investor Relations

The9 Limited

Tel: +86 (21) 5172-9990

Email: IR@corp.the9.com

Website: http://www.corp.the9.com/

(TABLES TO FOLLOW)

THE9 LIMITED

CONSOLIDATED STATEMENT OF OPERATIONS INFORMATION

(Expressed in Renminbi - RMB and US Dollars - US$, except share data)

	Quarter Ended
	September 30, 2007 RMB	June 30, 2008 RMB	September 30, 2008 RMB	September 30, 2008 US$
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenues:
Online game services	321,723,690	479,129,879	429,341,753	63,232,412
Game operating support, website solutions and advertisement	2,155,636	154,053	93,288	13,739
Other revenues	9,450,513	985,024	1,621,709	238,841

	333,329,839	480,268,956	431,056,750	63,484,992

Sales Taxes	(17,363,309)	(25,206,878)	(22,613,391)	(3,330,445)

Net Revenues	315,966,530	455,062,078	408,443,359	60,154,547

Cost of Services	(183,802,302)	(241,017,017)	(227,582,950)	(33,517,865)

Gross Profit	132,164,228	214,045,061	180,860,409	26,636,682

Operating Expenses:
Product development	(8,005,085)	(15,585,433)	(21,209,361)	(3,123,663)
Sales and marketing	(31,886,696)	(26,753,116)	(24,828,740)	(3,656,717)
General and administrative	(48,580,085)	(57,992,007)	(56,939,318)	(8,385,885)

Total operating expenses:	(88,471,866)	(100,330,556)	(102,977,419)	(15,166,265)

Profit from operations	43,692,362	113,714,505	77,882,990	11,470,417
Interest income	18,124,257	14,468,786	15,423,866	2,271,590
Other (expenses) income, net	(16,120,271)	(4,674,611)	11,211,080	1,651,141

Income before income tax expense, share of loss on equity investments and minority interests	45,696,348	123,508,680	104,517,936	15,393,148
Income tax expense	(6,819,088)	(7,040,555)	(6,357,157)	(936,267)

Income before share of loss on equity investments and minority interests	38,877,260	116,468,125	98,160,779	14,456,881
Share of loss on equity investments, net of taxes	(691,118)	(578,966)	(250,417)	(36,881)
Minority interests	—	—	475,663	70,054

Net income	38,186,142	115,889,159	98,386,025	14,490,054

Earnings per share
- Basic	1.30	4.20	3.56	0.52

- Diluted	1.29	4.19	3.56	0.52

Weighted average shares outstanding
- Basic	29,367,354	27,596,561	27,609,689	27,609,689

- Diluted	29,635,516	27,672,357	27,657,378	27,657,378

THE9 LIMITED

CONSOLIDATED BALANCE SHEET INFORMATION

(Expressed in Renminbi - RMB and US Dollars - US$)

	As at
	December 31, 2007 RMB	September 30, 2008 RMB	September 30, 2008 US$
	(audited)	(unaudited)	(unaudited)
Assets
Current Assets
Cash and cash equivalents	2,215,281,857	1,848,141,534	272,189,800
Short term investment	—	389,264,840	57,329,981
Accounts receivable	26,654,274	24,649,645	3,630,340
Due from related parties	—	515,003	75,848
Advances to suppliers	8,943,273	9,216,364	1,357,364
Prepayments and other current assets	39,064,809	60,351,630	8,888,442
Prepaid royalties	71,937,382	92,038,694	13,555,236
Deferred costs	47,759,013	54,770,343	8,066,443
Deferred tax assets, current	5,118,345	5,341,968	786,752

Total current assets	2,414,758,953	2,484,290,021	365,880,206

Investments in equity investees	18,236,274	302,609,911	44,567,654
Available-for-sale investment	29,218,400	43,853,130	6,458,583
Property, equipment and software	344,393,472	306,518,192	45,143,256
Goodwill	30,199,751	30,199,751	4,447,746
Intangible assets	277,264,136	227,421,271	33,494,053
Land use right	83,719,665	82,278,984	12,117,849
Prepayment for equipment	18,500,000	38,500,000	5,670,187
Long-term deposits	454,212	—	—
Deferred tax assets, non-current	29,356,533	21,357,739	3,145,516

Total Assets	3,246,101,396	3,537,028,999	520,925,050

Liabilities and Shareholders’ Equity
Current Liabilities
Accounts payable	48,946,062	28,201,483	4,153,446
Due to related parties	77,052	—	—
Income tax payable	2,329,457	9,334,611	1,374,779
Other taxes payable	55,234,788	77,111,347	11,356,772
Advances from customers	118,156,157	171,826,016	25,306,119
Deferred revenue	166,916,111	194,692,339	28,673,815
Other payables and accruals	48,351,220	78,611,482	11,577,708

Total current liabilities	440,010,847	559,777,278	82,442,639

Minority interests	—	179,071	26,373

Shareholders’ Equity

Common shares (US$0.01 par value; 28,763,188 shares issued and outstanding as of December 31, 2007, 27,609,825 shares issued and outstanding as of September 30, 2008)	2,350,463	2,255,351	332,163
Additional paid-in capital	2,218,516,672	2,172,137,210	319,907,099
Statutory reserves	20,745,422	24,836,354	3,657,838
Accumulated other comprehensive income	13,643,131	13,643,131	2,009,327
Retained earnings	550,834,861	764,200,604	112,549,611

Total shareholders’ equity	2,806,090,549	2,977,072,650	438,456,038

Total liabilities and shareholders’ equity	3,246,101,396	3,537,028,999	520,925,050

THE9 LIMITED

RECONCILIATION OF GAAP TO NON-GAAP RESULTS

(Expressed in Renminbi - RMB and US Dollars - US$, except share data)

	Quarter Ended
	September 30, 2007 RMB	June 30, 2008 RMB	September 30, 2008 RMB	September 30, 2008 US$
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
GAAP net income	38,186,142	115,889,159	98,386,025	14,490,054
Depreciation of property, equipment and software	32,601,209	34,945,200	35,299,498	5,198,824
Amortization of land use right and intangible assets	23,280,919	24,028,173	24,227,801	3,568,212
Share based compensation	17,218,946	12,114,203	12,220,320	1,799,779
Foreign exchange loss	16,072,514	5,351,834	810,325	119,343
Income tax expense	6,819,088	7,040,555	6,357,157	936,267

Non-GAAP adjusted net income	134,178,818	199,369,124	177,301,126	26,112,479

GAAP earnings per share
- Basic	1.30	4.20	3.56	0.52

- Diluted	1.29	4.19	3.56	0.52

Non-GAAP adjusted net income per share
- Basic	4.57	7.22	6.42	0.95

- Diluted	4.53	7.20	6.41	0.94

Weighted average shares outstanding
- Basic	29,367,354	27,596,561	27,609,689	27,609,689

- Diluted	29,635,516	27,672,357	27,657,378	27,657,378